CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

June 30, 2019 and 2018
(unaudited)

KIRKLAND LAKE GOLD LTD.
Condensed Consolidated Interim Statements of Financial Position
(unaudited - stated in thousands of United States Dollars)

As at	Note	June 30, 2019	December 31, 2018
Assets
Current assets
Cash & cash equivalents		$469,385	$332,227
Accounts receivable	8	19,324	20,151
Inventories	9	40,810	40,089
Prepaid expenses		6,324	5,445
Income tax receivable		3,852	—
		539,695	397,912
Non-current assets
Other long-term assets	10	148,597	165,092
Restricted cash		—	22,190
Mining interests and plant and equipment	11	1,318,978	1,117,170
Deferred tax assets		12,228	7,796
		$2,019,498	$1,710,160
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$143,797	$125,635
Share based liabilities	12	6,217	4,276
Lease obligations	3	11,900	12,465
Income tax payable		86,450	34,434
Provisions		17,255	15,817
Other		196	—
		265,815	192,627
Non-current liabilities
Lease obligations	3	7,249	9,759
Provisions		41,423	40,878
Deferred tax liabilities		231,418	203,790
		$545,905	$447,054
Shareholders' equity
Share capital		915,362	923,964
Reserves		35,198	35,135
Accumulated other comprehensive loss		(68,492)	(87,911)
Retained earnings		591,525	391,918
		1,473,593	1,263,106
		$2,019,498	$1,710,160

The accompanying notes are an integral part of the condensed consolidated interim financial statements

KIRKLAND LAKE GOLD LTD.
Condensed Consolidated Interim Statements of Operations and Comprehensive Income
For the three and six months ended June 30, 2019 and June 30, 2018
(unaudited - stated in thousands of United States Dollars, except per share amounts)

		Three months ended	Three months ended	Six months ended	Six months ended
	Note	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Revenue		$281,267	$214,653	$586,179	$412,890
Production costs	4	(66,161)	(66,494)	(136,201)	(137,977)
Royalty expense		(6,716)	(6,217)	(15,000)	(12,235)
Depletion and depreciation	11	(33,064)	(32,484)	(74,364)	(60,432)
Earnings from mine operations		175,326	109,458	360,614	202,246
Expenses
General and administrative	5	(12,131)	(7,468)	(24,230)	(16,228)
Exploration and evaluation		(6,214)	(15,763)	(18,236)	(32,466)
Care and maintenance		(215)	(230)	(411)	(1,039)
Earnings from operations		156,766	85,997	317,737	152,513
Other income (loss), net	6	(5,384)	4,290	(7,501)	9,654
Finance items
Finance income	7	1,357	943	2,795	1,661
Finance costs	7	(307)	(1,121)	(1,010)	(1,831)
Earnings before income taxes		152,432	90,109	312,021	161,997
Current income tax expense		(35,291)	(10,526)	(76,212)	(15,672)
Deferred income tax expense		(12,946)	(18,097)	(21,468)	(34,802)
Net earnings		104,195	61,486	214,341	111,523
Other comprehensive income (loss)
Items that have been or may be subsequently reclassified to net earnings:
Exchange differences on translation of foreign operations		8,982	(31,876)	24,381	(61,565)
Items that will not be subsequently reclassified to net earnings:
Changes in fair value of investments in equity securities, net of tax		(5,914)	(5,943)	(4,962)	3,632
Total other comprehensive income (loss)		3,068	(37,819)	19,419	(57,933)
Comprehensive income		$107,263	$23,667	$233,760	$53,590

Basic earnings per share	13(b(iii))	$0.50	$0.29	$1.02	$0.53
Diluted earnings per share	13(b(iii))	$0.49	$0.29	$1.01	$0.52

Weighted average number of common shares outstanding (in 000's)
Basic	13(b(iii))	210,088	211,032	210,138	211,123
Diluted	13(b(iii))	211,664	212,998	211,795	213,149
The accompanying notes are an integral part of the condensed consolidated interim financial statements

KIRKLAND LAKE GOLD LTD.
Condensed Consolidated Interim Statements of Cash Flows
For the three and six months ended June 30, 2019 and June 30, 2018
(unaudited - stated in thousands of United States Dollars)

		Three months ended	Three months ended	Six months ended	Six months ended
	Note	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Operating activities
Earnings from continuing operations		$104,195	$61,486	$214,341	$111,523
Depletion and depreciation		33,064	32,484	74,364	60,432
Share based payment expense		532	1,715	4,008	3,627
Other loss (income), net		6,620	(4,290)	8,564	(9,654)
Finance items, net		(1,050)	178	(1,785)	170
Income tax expense		48,237	28,623	97,680	50,474
Income tax paid		(6,776)	(4,631)	(29,373)	(8,424)
Cash reclamation expenditures		(161)	(1,292)	(345)	(4,223)
Change in non-cash working capital	14	(6,283)	6,639	(14,712)	6,624
Net cash provided by operating activities		178,378	120,912	352,742	210,549
Investing activities
Additions to mining interests	11	(65,140)	(33,436)	(105,670)	(63,620)
Additions to plant and equipment	11	(60,201)	(26,824)	(100,985)	(36,068)
Investments in public and private entities	10	—	(16,120)	(4,610)	(16,120)
Lease payments received from finance sub leases		60	—	126	—
Proceeds on dispositions of assets		575	570	575	1,302
Transfer from restricted cash, net		22,401	—	22,232	—
Net cash used in investing activities		(102,305)	(75,810)	(188,332)	(114,506)
Financing activities
Proceeds from exercise of stock options	13(b(i))	1,335	279	2,003	2,086
Interest received		1,289	423	2,304	744
Payment of lease obligations		(3,681)	(10,441)	(7,360)	(15,471)
Buy back of shares	13(a)	(12,810)	(1,039)	(12,810)	(1,039)
Payment of dividends	13(a)	(6,326)	(3,340)	(12,654)	(6,691)
Net cash used in financing activities		(20,193)	(14,118)	(28,517)	(20,371)
Impact of foreign exchange on cash balances		(2,606)	(7,807)	1,265	(8,747)
Change in cash		53,274	23,177	137,158	66,925
Cash, beginning of period		416,111	275,344	332,227	231,596
Cash, end of period		$469,385	$298,521	$469,385	$298,521
Supplemental cash flow information – Note 14
The accompanying notes are an integral part of the condensed consolidated interim financial statements

KIRKLAND LAKE GOLD LTD.
Condensed Consolidated Interim Statements of Changes in Equity
(unaudited - stated in thousands of United States Dollars, except share information)

		Share Capital		Reserves	Accumulated other comprehensive income (loss)		Retained earnings	Shareholders' equity
	Note	Shares (000s)	Amount	Share based payments and other reserves	Foreign currency translation	Investment revaluation
Balance at December 31, 2017		210,945	$951,184	$33,122	$8,974	$27,104	$137,212	$1,157,596
Exercise of share options, including transfer from reserves	13(a)	348	2,532	(446)	—	—	—	2,086
Share based payments expense	13(b(ii))	—	—	1,809	—	—	—	1,809
Foreign currency translation		—	—	—	(61,565)	—	—	(61,565)
Change in fair value of investments in equity securities, net of tax		—	—	—	—	3,632	—	3,632
Dividends declared	13(a)	—	—	—	—	—	(8,248)	(8,248)
Share repurchases		(69)	(1,039)	—	—	—	—	(1,039)
Net earnings		—	—	—	—	—	111,523	111,523
Balance at June 30, 2018		211,224	$952,677	$34,485	($52,591)	$30,736	$240,487	$1,205,794
Balance at December 31, 2018		209,823	$923,964	$35,135	($103,373)	$15,462	$391,918	$1,263,106
Exercise of share options, including transfer from reserves	13(a)	507	2,943	(940)	—	—	—	2,003
Share issuance		258	1,265	(1,265)	—	—	—	—
Share based payments expense	13(b(ii))	—	—	2,268	—	—	—	2,268
Foreign currency translation		—	—	—	24,381	—	—	24,381
Change in fair value of investments in equity securities, net of tax		—	—	—	—	(4,962)	—	(4,962)
Dividends declared	13(a)	—	—	—	—	—	(14,734)	(14,734)
Share repurchases	13(a)	(400)	(12,810)	—	—	—	—	(12,810)
Net earnings		—	—	—	—	—	214,341	214,341
Balance at June 30, 2019		210,188	$915,362	$35,198	($78,992)	$10,500	$591,525	$1,473,593

The accompanying notes are an integral part of the condensed consolidated interim financial statements

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 AND 2018
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

1. DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Kirkland Lake Gold Ltd. (individually, or collectively with its subsidiaries, as applicable, the "Company"), is a publicly listed entity incorporated in the province of Ontario, Canada. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”), and the New York Stock Exchange ("NYSE") under the symbol "KL" and the Australian Securities Exchange ("ASX") under the symbol “KLA”. The Company’s head office, principal address and records office are located at 200 Bay Street, Suite 3120, Toronto, Ontario, Canada, M5J 2J1.

The Company is a growing gold producer with five wholly-owned operating mines, one wholly-owned mine currently on care and maintenance and several exploration properties in Canada and Australia.

2. BASIS OF PREPARATION

Statement of Compliance

These condensed consolidated interim financial statements (the "Interim Financial Statements") have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34") and follow the same accounting policies and methods of application as the annual consolidated financial statements of the Company for the year ended December 31, 2018, except as noted below under changes in accounting policies. The Interim Financial Statements do not contain all disclosures required by International Financial Reporting Standards ("IFRS") and accordingly should be read in conjunction with the 2018 annual consolidated financial statements and the notes thereto. The Interim Financial Statements were approved by the Company’s Board of Directors on July 30, 2019.

The Interim Financial Statements have been prepared on a historical cost basis except for financial instruments, as set out in the accounting policies in note 3 of the 2018 annual consolidated financial statements.

The preparation of financial statements in compliance with IAS 34 requires management to make certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies. The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2018.

3. ADOPTION OF NEW ACCOUNTING STANDARDS

IFRS 16, Leases

In January 2016, the IASB issued IFRS 16, Leases (“IFRS 16”) which replaced the existing lease accounting guidance under IAS 17, Leases ("IAS 17") and IFRIC 4, Determining Whether an Arrangement Contains a Lease ("IFRIC 4"). Effective January 1, 2019, the Company adopted the requirements of IFRS 16, which requires lessees to recognize right-of-use ("ROU") assets and lease liabilities on the balance sheet for most leases, resulting in a corresponding increase in depreciation and interest expense. Furthermore, the adoption of IFRS 16 resulted in an increase in cash flows from operating activities, as most lease payments are now reflected as financing outflows in the consolidated statement of cash flows.

We elected to apply IFRS 16 using a modified retrospective approach by recognizing the cumulative effect of initially adopting IFRS 16 as an adjustment to the opening balance sheet through retained earnings as at January 1, 2019. Therefore, the comparative period information has not been restated and continues to be reported under IAS 17 and

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 AND 2018
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

IFRIC 4. The impact of adopting IFRS 16 and the changes to the Company's accounting policy for leasing are discussed below.

Accounting Policy Changes

Prior to January 1, 2019, the Company applied IFRIC 4 in determining whether a contract was, or contained, a lease by assessing if fulfillment of the contract was dependent on the use of a specific asset or assets and if the contract conveyed a right to use the asset or assets. Contracts determined to meet the above definition were classified as finance leases, with the assets held under the finance leases depreciated over their expected useful lives on the same basis as owned assets. The leased assets were measured at the lower of the fair value and the present value of the minimum lease payments at the inception of the lease, less accumulated depreciation and impairment losses. All other leases were classified as operating leases and accounted for in line with Note 3(k) of the Company's consolidated annual financial statements.

The above leasing policy was applied to contracts where leasing arrangements were completed in 2018. Any new or existing contracts containing leases that were still in force as at January 1, 2019 were re-assessed and accounted for in accordance with IFRS 16.

From January 1, 2019, the Company has recognized contracts that convey the right to control the use of an identified asset for a period of time in exchange for consideration as a lease. As a lessee under these contracts, a ROU asset and a corresponding liability is recognized by the Company at the lease commencement date. The ROU asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis. The lease liability is initially measured at the present value of the remaining lease payments, discounted using the interest rate implicit in the lease or, if not readily determinable, the Company's incremental borrowing rate. The Company applied its incremental borrowing rate as the discount rate for any new leases identified as a result of IFRS 16 and elected to apply a single rate to a portfolio of leases with similar characteristics. Existing finance leases continued to be discounted applying the rate implicit in the lease.

Lease payments included in the measurement of the lease liability include:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate;

•	amounts expected to be payable under a residual value guarantee; and

•
the exercise price of a purchase option if the Company is reasonably certain to exercise that option, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain it will not terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is subsequently remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it is reasonably certain that it will exercise a purchase, extension or termination option.

The Company has elected not to recognize ROU assets and lease liabilities for short-term leases with a lease term of 12 months or less and leases of low-value assets. Lease payments associated with these leases are recognized as an expense on a straight-line basis over the lease term. In addition, the Company elected not to separate non-lease components for leases identified within drilling and propane supply contracts and will account for the lease and non-lease components as a single lease component.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 AND 2018
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Impact on Financial Statements

On January 1, 2019, the Company recognized $31.8 million of ROU assets, of which $29.4 million represents leased assets previously recognized within plant and equipment under IAS 17, a net investment in sub-leases of $0.8 million and $3.2 million of additional lease liabilities, with the difference primarily recognized in retained earnings. Since the Company elected to recognize the ROU assets at an amount equal to the lease liabilities, adjusted for any prepaid or accrued lease payments, the impact to retained earnings was insignificant and reflects the net investment in sub-leases arising from the sub-leasing of office space.

The impact is summarized as follows:

ROU assets recognized as at January 1, 2019 upon adoption of IFRS 16	$2,353
Net investment in sub-leases	809
Finance lease obligations recognized as at January 1, 2019 upon adoption of IFRS 16	3,223
Other adjustments	29
Net decrease to opening retained earnings as at January 1, 2019	$90

The Company re-assessed the classification of its sub-leases previously classified as operating leases under IAS 17 and concluded that the sub-leases are finance lease assets, resulting in the recognition of a net investment in sub-leases on the condensed consolidated interim statement of financial position as at January 1, 2019. The ROU assets and lease liabilities are presented within Mining Interests and Plant and Equipment and Lease Obligations, respectively.

The carrying amount of ROU assets and lease liabilities recognized on January 1, 2019 that were previously classified as finance leases under IAS 17 and continued to be assessed as leases under IFRS 16 were determined at the carrying amount of the lease assets and lease liabilities immediately before the transition to the new standard.

The Company recognized lease liabilities in relation to leases which had previously been classified as operating leases under IAS 17. These liabilities were measured at the present value of the remaining lease payments, discounted at the Company's incremental borrowing rate as at January 1, 2019. The weighted average incremental borrowing rate applied as at January 1, 2019 was 4.06%.

Operating lease commitments disclosed as at December 31, 2018	$8,442
Discounted using the incremental borrowing rate at January 1, 2019	8,075
Finance lease liabilities previously recognized as at December 31, 2018	22,224
Adjustment for contracts re-assessed as finance leases containing variable payments not included in lease liabilities	(1,783)
Adjustment for non-lease components contained within operating lease commitments	(1,508)
Recognition exemption for:
Short-term leases	(1,352)
Low-value items	(87)
Other adjustments	(122)
Finance lease obligations recognized as at January 1, 2019	$25,447

Upon transition to IFRS 16, the Company elected the practical expedients for short-term leases, which are leases with a remaining lease term of 12 months or less as at January 1, 2019, and leases of low-value assets, as permitted by the standard. The Company will continue to elect these practical expedients going forward.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 AND 2018
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

IFRIC 23, Uncertainty over Income Tax Treatments

On June 7, 2017, the IASB issued IFRIC Interpretations 23, Uncertainty over Income Tax Treatments. The Interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The Company adopted the Interpretation in its financial statements for the annual period beginning on January 1, 2019. Based upon the analysis completed, the adoption of IFRIC 23 did not have a material impact on the Company's consolidated financial statements.

4. PRODUCTION COSTS

Production costs for the three and six months ended June 30, 2019 and 2018 include the following:

	Three months ended June 30, 2019	Three months ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
Operating costs	$66,093	$66,412	$136,058	$137,812
Share based payment expense (note 13(b(ii)))	68	82	143	165
Production costs	$66,161	$66,494	$136,201	$137,977

5. GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the three and six months ended June 30, 2019 and 2018 include the following:

	Three months ended June 30, 2019	Three months ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
General and administrative - other	$9,754	$5,835	$18,403	$12,766
Share based payment expense (note 13(b(ii)))	2,377	1,633	5,827	3,462
General and administrative	$12,131	$7,468	$24,230	$16,228

6. OTHER INCOME (LOSS), NET

Other loss, net for the three and six months ended June 30, 2019 and 2018 includes the following:

	Three months ended June 30, 2019	Three months ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
Loss on disposal of non-core mining interests and plant and equipment	($329)	$68	($423)	($421)
Change in fair value of warrant investments (note 10)	(865)	(2,660)	(918)	(965)
Unrealized and realized foreign exchange gain (loss), net	(4,465)	6,475	(6,608)	10,400
Other income	275	407	448	640
Other income (loss), net	($5,384)	$4,290	($7,501)	$9,654

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 AND 2018
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

7. FINANCE ITEMS

Finance income and expense for the three and six months ended June 30, 2019 and 2018 includes the following:

	Three months ended June 30, 2019	Three months ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
Interest income on bank deposits	$1,357	$943	$2,795	$1,661
Finance income	$1,357	$943	$2,795	$1,661

Interest on finance leases and other loans	68	520	491	917
Finance fees and bank charges	39	277	74	328
Unwinding of discount on rehabilitation provision	200	324	445	586
Finance costs	$307	$1,121	$1,010	$1,831

8. ACCOUNTS RECEIVABLE

As at	June 30, 2019	December 31, 2018
Trade receivables	$300	$8,129
Sales tax and other statutory receivables	17,580	11,357
Other receivables	1,444	665
	$19,324	$20,151

The fair value of receivables approximates their carrying value. None of the amounts included in receivables at June 30, 2019 are past due.

Trade receivables represent the value of gold doré sold as at quarter end for which the funds are not yet received; gold sales are generally settled within 1-2 weeks after delivery to a refinery. There is no allowance for doubtful accounts or a recorded allowance for credit losses. In determining the recoverability of other receivables, the Company considers any change in the credit quality of the counterparty, with the concentration of the credit risk limited due to the nature of the counterparties involved.

9. INVENTORIES

As at	June 30, 2019	December 31, 2018
Gold doré	$2,065	$1,114
Gold in circuit	11,786	9,493
Ore stockpiles	3,381	7,770
Supplies and consumables	23,578	21,712
	$40,810	$40,089

The cost of gold doré, gold in circuit, ore stockpiles (“metal inventory”), and supplies and consumables recognized as an expense and included in operating costs in the three and six months ended June 30, 2019 are $66,093 and $136,058, respectively (three and six months ended June 30, 2018 - $66,412 and $137,812) (note 4). During the three and six months ended June 30, 2019, there were write downs of inventory to net realizable value of $1,757 mainly relating to gold in circuit at Holloway (three and six months ended June 30, 2018 - $nil). There were no reversals of write downs of inventory to net realizable value during this period.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 AND 2018
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

10. OTHER LONG-TERM ASSETS

As at	June 30, 2019	December 31, 2018
Investments in equity securities	$147,082	$141,781
Warrant investments	322	1,209
NSR Royalty from Stawell Mine sale	428	1,003
Deposits and other	765	21,099
	$148,597	$165,092

Investments in equity securities

Changes in the investments in equity securities for the six months ended June 30, 2019 and year ended December 31, 2018 are as follows:

	Six months ended June 30, 2019	Year ended December 31, 2018
Balance, beginning of year	$141,781	$100,109
Acquisition of investments	4,610	66,124
Disposition of investments	—	(525)
Unrealized and realized gain (loss)	(5,088)	(13,316)
Foreign currency translation	5,779	(10,611)
Investments in equity securities, end of year	$147,082	$141,781

The fair value of the investments and warrants held as at June 30, 2019 and December 31, 2018 are as follows:

Investments in equity securities	Shares	Fair value as at December 31, 2018	Purchase/(sales)	Unrealized and realized gain/(loss)	Foreign currency translation	Fair value as at June 30, 2019
Bonterra Resources Inc.	6,510,629	$8,472	$2,998	($1,760)	$387	$10,097
Osisko Mining Inc.	32,627,632	73,452	—	5,588	3,215	82,255
Novo Resources Corp.	29,830,268	54,249	—	(8,214)	2,049	48,084
Other		5,608	1,612	(702)	128	6,646
Total		$141,781	$4,610	($5,088)	$5,779	$147,082

Warrant investments	Warrants	Valuation technique	Fair value as at December 31, 2018	Unrealized and realized gain/(loss)	Foreign currency translation	Fair value as at June 30, 2019
Bonterra Resources Inc.	95,750	Black Scholes	$19	($20)	$1	$—
Novo Resources Corp.	14,000,000	Barrier Option Pricing	1,027	(732)	26	321
De Grey Mining Ltd.	33,333,333	Black Scholes	163	(166)	4	1
Total			$1,209	($918)	$31	$322

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 AND 2018
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

The inputs used to value the warrant investments as of June 30, 2019 are as follows:

Input	De Grey Mining Ltd.	Bonterra Resources Inc.	Novo Resources Corp.
Closing share price (C$)	$0.07	$2.03	$2.11
Exercise price (C$)	$0.18	$5.61	$6.00
Remaining life of the warrants (years)	0.42	0.47	1.19
Volatility	53.46%	38.51%	52.85%
Risk-free interest rate	1.47%	1.47%	1.47%
Barrier (C$)	—	—	$12.00
Rebate (C$)	—	—	$6.00

11. MINING INTERESTS AND PLANT AND EQUIPMENT

Six months ended June 30, 2019	Depletable	Non depletable	Total mining interest	Plant and equipment	Total
Cost
At January 1, 2019	$962,121	$106,138	$1,068,259	$447,941	$1,516,200
Additions, including transfer from construction in progress[1]	$99,785	$23,185	$122,970	$87,358	$210,328
Construction in progress, net of transfers to plant and equipment additions	$—	$—	$—	$45,120	$45,120
Change in environmental closure assets (estimate and discount rate)	$621	$—	$621	$—	$621
Disposals	$—	$—	$—	($5,497)	($5,497)
Foreign currency translation	$19,324	$1,546	$20,870	$12,319	$33,189
Cost at June 30, 2019	$1,081,851	$130,869	$1,212,720	$587,241	$1,799,961
Accumulated depreciation and depletion
At January 1, 2019	$281,431	$—	$281,431	$117,599	$399,030
Depreciation	$160	$—	$160	$25,502	$25,662
Depletion	$50,505	$—	$50,505	$—	$50,505
Disposals	$—	$—	$—	($4,177)	($4,177)
Foreign currency translation	$6,374	$—	$6,374	$3,589	$9,963
Accumulated depreciation and depletion at June 30, 2019	$338,470	$—	$338,470	$142,513	$480,983
Carrying value at June 30, 2019	$743,381	$130,869	$874,250	$444,728	$1,318,978
1 Includes $2.95 million of costs associated with leases recognized upon adoption of IFRS 16.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 AND 2018
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Year ended December 31, 2018	Depletable	Non depletable	Total mining interest	Plant and equipment	Total
Cost
At January 1, 2018	$864,385	$116,285	$980,670	$375,571	$1,356,241
Additions, including transfer from construction in progress	181,486	324	181,810	88,406	270,216
Construction in progress, net of transfers to plant and equipment additions	—	—	—	38,923	38,923
Change in environmental closure assets (estimate and discount rate)	3,755	—	3,755	—	3,755
Disposals	—	—	—	(17,873)	(17,873)
Foreign currency translation	(87,505)	(10,471)	(97,976)	(37,086)	(135,062)
Cost at December 31, 2018	$962,121	$106,138	$1,068,259	$447,941	$1,516,200
Accumulated depreciation and depletion
At January 1, 2018	$213,440	$—	$213,440	$93,492	$306,932
Depreciation	346	—	346	47,360	47,706
Depletion	90,980	—	90,980	—	90,980
Disposals	—	—	—	(13,901)	(13,901)
Foreign currency translation	(23,335)	—	(23,335)	(9,352)	(32,687)
Accumulated depreciation and depletion at December 31, 2018	$281,431	$—	$281,431	$117,599	$399,030
Carrying value at December 31, 2018	$680,690	$106,138	$786,828	$330,342	$1,117,170

Mining Interests

Non-depletable mining interests at June 30, 2019 of $130,869 (December 31, 2018 - $106,138) includes $45,180 (December 31, 2018 - $42,765) for the carrying value of previously acquired interest in exploration properties around the Company's Macassa Mine in Canada, with the change in value related primarily to the impact of foreign exchange, and $85,689 (December 31, 2018 - $63,373) for the carrying value of various acquired exploration properties in Australia, with the change in value related primarily to capitalized development at the Northern Territory and the remainder of the change due to foreign exchange impact.

Plant and Equipment

Plant and equipment at June 30, 2019, includes $68,403 (December 31, 2018 - $14,969) of construction in progress. Plant and equipment also includes costs of $17,938 (December 31, 2018 - $44,978) and accumulated depreciation of $8,688 (December 31, 2018 - $15,548) related to capital equipment and vehicles under finance leases.

12. SHARE BASED PAYMENT LIABILITIES

The Company has a deferred share unit plan ("DSU Plan") for non-executive directors of the Company, which provides a cash payment, common shares, or a combination thereof on the date when a director ceases to be a director. The Company assumed phantom share units that were previously granted to Australian employees of Newmarket Gold Inc. as a result of a business combination that closed on November 30, 2016. Each phantom share unit entitles the holder to a cash payment on exercise based on market value of the Company's shares on the date of exercise less the strike price of the phantom share unit.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 AND 2018
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Changes in the number of deferred share units ("DSUs") and phantom share units outstanding during the six months ended June 30, 2019 and year ended December 31, 2018 are as follows:

	Six months ended June 30, 2019		Year ended December 31, 2018
	DSUs	Phantom share units	DSUs	Phantom share units
Balance at beginning of year	170,528	35,625	131,006	95,000
Granted	20,939	—	39,522	—
Redeemed	(37,026)	(23,750)	—	(35,625)
Cancelled	—	—	—	(23,750)
Balance, at end of period	154,441	11,875	170,528	35,625

Changes in the share based payment liabilities during the six months ended June 30, 2019 and year ended December 31, 2018 are as follows:

	Six months ended June 30, 2019	Year ended December 31, 2018
Opening liability	$4,276	$2,116
Share based payment expense	3,702	2,564
Redeemed DSUs and phantom share units (cash payments)	(1,962)	(441)
Foreign currency translation	201	37
Total share based payment liability	$6,217	$4,276
Current portion of share based payment liability	$6,217	$4,276
Long term share based payment liability	$—	$—

13. SHAREHOLDERS' EQUITY

The Company is authorized to issue an unlimited number of common shares without par value.

(a)	SHARE CAPITAL

As at June 30, 2019, the Company had 210,189,007 common shares outstanding (December 31, 2018 - 209,822,819).

Share capital issuances

–
During the three and six months ended June 30, 2019, the Company issued an aggregate of 334,679 and 507,095 common shares upon the exercise of 334,679 and 507,095 stock options for $1,983 and $2,943 (three and six months ended June 30, 2018 - the Company issued an aggregate of 82,049 and 348,548 common shares upon the exercise of 82,049 and 348,548 stock options for $446 and $2,532).

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 AND 2018
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Repurchases

2019

–
On May 17, 2019, the Company purchased 199,900 common shares for $6,623 (C$8,859) pursuant to the Normal Course Issuer Bid ("NCIB") which was renewed on the TSX on May 22, 2019. All of the shares have been legally canceled.

–
On April 5, 2019, the Company purchased 199,900 common shares for $6,187 (C$8,275) pursuant to the Normal Course Issuer Bid ("NCIB") which was renewed on the TSX on May 22, 2018. All of the shares have been legally canceled.

2018

–
On April 6, 2018, the Company purchased 69,400 shares for $1,039 (C$1,342) pursuant to the Normal Course Issuer Bid ("NCIB") which was renewed on the TSX on May 22, 2018. All of the shares have been legally canceled.

Dividends

2019

–	On January 11, 2019, the Company paid a quarterly dividend of C$0.04 per common share in the amount of $6,328 (C$8,393).

–	On April 12, 2019, the Company paid a quarterly dividend of C$0.04 per common share in the amount of $6,326 (C$8,410).

–
On May 7, 2019, the Company declared a quarterly dividend of $0.04 per common share that was paid on July 12, 2019 to the shareholders of record as of the close of business on June 28, 2019. The Company accrued $8,408 as at June 30, 2019 related to the declared dividend with the corresponding reduction in retained earnings.

2018

–	On January 15, 2018, the Company paid a quarterly dividend of C$0.02 per common share in the amount of $3,351 (C$4,219).

–	On April 13, 2018, the Company paid a quarterly dividend of C$0.02 per common share in the amount of$3,340 (C$4,224).

–
On June 18, 2018, the Company declared a quarterly dividend of C$0.03 per common share that was paid on July 13, 2018 to the shareholders of record as of the close of business on June 30, 2018. The Company accrued $4,908 (C$6,337) as at June 30, 2018 related to the declared dividend with the corresponding reduction in retained earnings.

(b)	RESERVES

(i)	Share based payment compensation plans

The Company has the following outstanding equity based awards:

Stock options

During the three and six months ended June 30, 2019 and 2018, the Company did not grant any stock options.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 AND 2018
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Changes in stock options during the six months ended June 30, 2019 and 2018 were as follows:

	Six months ended June 30, 2019		Six months ended June 30, 2018
	Number of	Weighted average	Number of	Weighted average
	options	exercise price (C$)	options	exercise price (C$)
Balance, beginning of year	897,409	$5.02	1,499,315	$5.80
Exercised	(508,094)	5.28	(348,548)	7.59
Expired	(8,153)	5.72	(49,724)	10.97
Stock options outstanding, end of period	381,162	$4.68	1,101,043	$4.99
Stock options exercisable, end of period	382,161	$4.68	1,051,043	$4.99

Options are valued using the Black-Scholes option pricing model. Where relevant, the expected life used in the model has been adjusted based on management’s best estimate of the effects of non-transferability, exercise restrictions and behavioral considerations. Expected volatility is based on the historical share price volatility of the Company.

Stock Options Exercised

The following table outlines share options granted under the former stock option plans of Kirkland Lake Gold Inc. and St. Andrews Goldfields Ltd. that were exercised during the six months ended June 30, 2019:

Grant price (C$)	Number of options exercised	Exercise dates	Weighted average closing share price at exercise date (C$)
$2.98 - $6.82	172,416	January 1, 2019 - March 31, 2019	$39.10
$3.42 - $6.82	334,679	April 1, 2019 - June 30, 2019	$49.24
	507,095		$45.79

The following table outlines share options granted under the former stock option plans of Kirkland Lake Gold Inc. and St. Andrews Goldfields Ltd. that were exercised during the six months ended June 30, 2018:

Grant price (C$)	Number of options exercised	Exercise dates	Weighted average closing share price at exercise date (C$)
$2.85 - $15.11	266,499	January 1, 2018 - March 31, 2018	$19.57
$3.42 - $6.82	82,049	April 1, 2018 - June 30, 2018	$22.64
	348,548		$20.29

Other equity based instruments

The Company has a long-term incentive plan ("LTIP") that provides for RSUs and PSUs (collectively, “Share Units”) that may be granted to employees, officers and eligible contractors of the Company and its affiliates. A director of the Company is not eligible to participate in the LTIP unless he or she is also an employee of the Company. At the discretion of the Company's Board of Directors, the Company can issue common shares or cash or any combination thereof in satisfaction of the Company’s obligations under Share Units held by participants. As the Company will not cash-settle awards under the LTIP plans, they are accounted for as equity awards.

The value of an RSU and PSU at the grant date is equal to the fair market value of a common share of the Company on that date. Unless otherwise determined by the Compensation Committee, no RSU or PSU shall vest later than three years after the date of grant.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 AND 2018
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Movements in the number of the PSUs and RSUs for the six months ended June 30, 2019 and 2018 are as follows:

	Six months ended June 30, 2019		Six months ended June 30, 2018
	PSUs	RSUs	PSUs	RSUs
Balance, beginning of period	502,037	524,094	342,206	364,263
Granted	116,794	128,797	184,115	184,115
Cancelled	(23,114)	(23,114)	—	—
Redeemed	(84,298)	(89,298)	—	—
Balance, end of period	511,419	540,479	526,321	548,378

(ii)	Share based payment expense

The cost of share based payments is allocated to production costs (options granted to employees involved in the commercial operations at the mines and mill), and general and administrative costs (options granted to directors and corporate employees).

	Three months ended June 30, 2019	Three months ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
RSU and PSU share based payment expense	$1,096	$870	$2,268	$1,791
Stock options share based payment expense	—	8	—	18
Equity based instruments share based payment expense	$1,096	$878	$2,268	$1,809
Cash settled instruments share based payment expense (note 12)	$1,349	$837	$3,702	$1,818
Total share based payment expense	$2,445	$1,715	$5,970	$3,627

The allocation of share based payment expense on the condensed consolidated interim statement of operations and comprehensive income for the three and six months ended June 30, 2019 and 2018 is as follows:

	Three months ended June 30, 2019	Three months ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
General and administrative	$2,377	$1,633	$5,827	$3,462
Production costs	68	82	143	165
Total share based payment expense	$2,445	$1,715	$5,970	$3,627

(iii)	Basic and diluted income per share

Basic and diluted income per share for the three and six months ended June 30, 2019 and 2018 is calculated as shown in the table below. The diluted income per share for the three and six months ended June 30, 2019 and 2018 includes the impact of certain outstanding options, PSUs and RSUs.

	Three months ended June 30, 2019	Three months ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
Net earnings	$104,195	$61,486	$214,341	$111,523
Weighted average basic number of common shares outstanding (in '000s)	210,088	211,032	210,138	211,123
Basic earnings per share	$0.50	$0.29	$1.02	$0.53
Weighted average diluted number of common shares outstanding (in '000s)	211,664	212,998	211,795	213,149
Diluted earnings per share	$0.49	$0.29	$1.01	$0.52

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 AND 2018
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Weighted average diluted number of common shares for the three and six months ended June 30, 2019 and 2018 is calculated as follows:

	Three months ended June 30, 2019	Three months ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
Weighted average basic number of common shares outstanding (in '000s)	210,088	211,032	210,138	211,123
In the money shares - share options (in '000s)	524	891	605	951
Dilutive RSUs and PSUs (in '000s)	1,052	1,075	1,052	1,075
Weighted average diluted number of common shares outstanding	211,664	212,998	211,795	213,149

14. SUPPLEMENTAL CASH FLOW INFORMATION

As at June 30, 2019, the Company’s cash balance of $469,385 (December 31, 2018 – $332,227) was held in full at major Canadian and Australian banks in deposit accounts.

Supplemental information to the statements of cash flows is as follows:

	Three months ended June 30, 2019	Three months ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
Change in non-cash operating working capital
Decrease (increase) in accounts receivable	($5,713)	$2,243	($3,364)	$5,833
Decrease (increase) in inventory	2,158	3,851	(2,313)	1,863
Decrease (increase) in prepaid expenses	202	4,707	(699)	2,626
(Decrease) increase in accounts payable and accrued liabilities	(2,930)	(4,162)	(8,336)	(3,698)
	($6,283)	$6,639	($14,712)	$6,624

Investing and financing non-cash transactions
Plant and equipment acquired through finance lease	$538	$2,313	$2,949	$8,588

15. OPERATING SEGMENTS

The reportable operating segments are those operations for which operating results are reviewed by the President and Chief Executive Officer who is the chief operating decision maker regarding decisions about resources to be allocated to the segment and to assess performance provided those operations pass certain quantitative thresholds. Operations with revenues, earnings or losses or assets that exceed 10% of the total consolidated revenue, earnings or losses or assets are reportable segments.

Each of the Company's reportable operating segments generally consists of an individual mining property managed by a single general manager and operations management team.

The Company’s operating segments reflect these multiple mining interests and are reported in a manner consistent with internal reporting used to assess the performance of each segment and make decisions about resources to be allocated to the segments.

The information reported below as at and for the three and six months ended June 30, 2019 and 2018 is based on the information provided to the President and Chief Executive Officer.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 AND 2018
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

As at and for the three months ended June 30, 2019
	Macassa Mine	Holt Complex	Fosterville	Northern Territory	Corporate and other	Total
Revenue	$71,876	$30,954	$178,437	$—	$—	$281,267
Production costs	(24,572)	(25,635)	(15,954)	—	—	(66,161)
Royalty expense	(2,116)	(1,179)	(3,421)	—	—	(6,716)
Depletion and depreciation	(9,580)	(5,216)	(17,859)	(409)	—	(33,064)
Earnings (loss) from mine operations	35,608	(1,076)	141,203	(409)	—	175,326
Expenses
General and administrative	—	—	—	—	(12,131)	(12,131)
Exploration and evaluation	(1)	(1,817)	(1,145)	(3,251)	—	(6,214)
Care and maintenance	—	(7)	—	(208)	—	(215)
Earnings (loss) from operations	35,607	(2,900)	140,058	(3,868)	(12,131)	156,766
Other income (loss)						(5,384)
Finance items
Finance income						1,357
Finance costs						(307)
Earnings before income taxes						152,432

Expenditures on:
Mining interest	$27,135	$9,559	$16,053	$19,581	$—	$72,328
Plant and equipment	23,358	2,526	26,227	12,773	—	64,884
Total capital expenditures[1]	$50,493	$12,085	$42,280	$32,354	$—	$137,212

Total assets	$595,692	$195,336	$513,952	$474,258	$240,260	$2,019,498
Total liabilities	$188,797	$50,911	$119,178	$59,564	$127,455	$545,905
1 Excludes $161 of reclamation expenditures incurred.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 AND 2018
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

As at and for the six months ended June 30, 2019
	Macassa Mine	Holt Complex	Fosterville	Northern Territory	Corporate and other	Total
Revenue	$159,932	$74,889	$351,358	$—	$—	$586,179
Production costs	(46,991)	(51,868)	(37,342)	—	—	(136,201)
Royalty expense	(4,656)	(3,398)	(6,946)	—	—	(15,000)
Depletion and depreciation	(21,170)	(11,610)	(40,945)	(639)	—	(74,364)
Earnings (loss) from mine operations	87,115	8,013	266,125	(639)	—	360,614
Expenses
General and administrative	—	—	—	—	(24,230)	(24,230)
Exploration and evaluation	(1,256)	(3,097)	(7,785)	(6,098)	—	(18,236)
Care and maintenance	—	(34)	—	(377)	—	(411)
Earnings (loss) from operations	85,859	4,882	258,340	(7,114)	(24,230)	317,737
Other income (loss)						(7,501)
Finance items
Finance income						2,795
Finance costs						(1,010)
Earnings before income taxes						312,021

Expenditures on:
Mining interest	$53,327	$15,268	$31,159	$23,216	$—	$122,970
Plant and equipment	57,207	7,548	43,198	23,030	1,495	132,478
Total capital expenditures[1]	$110,534	$22,816	$74,357	$46,246	$1,495	$255,448

Total assets	$595,692	$195,336	$513,952	$474,258	$240,258	$2,019,496
Total liabilities	$188,797	$50,911	$119,178	$59,564	$127,455	$545,905
1 Excludes $345 of reclamation expenditures incurred.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 AND 2018
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

As at and for the three months ended June 30, 2018
	Macassa Mine	Holt Complex	Fosterville	Northern Territory	Corporate and other	Total
Revenue	$81,898	$34,630	$98,125	$—	$—	$214,653
Production costs	(26,044)	(22,483)	(17,967)		—	(66,494)
Royalty expense	(2,080)	(2,132)	(2,005)	—	—	(6,217)
Depletion and depreciation	(11,242)	(6,233)	(14,868)	(141)	—	(32,484)
Earnings (loss) from mine operations	42,532	3,782	63,285	(141)	—	109,458
Expenses
General and administrative	—	—	—	—	(7,468)	(7,468)
Exploration and evaluation	(1,102)	(1,758)	(5,806)	(7,097)	—	(15,763)
Care and maintenance	—	(160)	—	(70)		(230)
Earnings (loss) from operations	41,430	1,864	57,479	(7,308)	(7,468)	85,997
Other income (loss)						4,290
Finance items
Finance income						943
Finance costs						(1,121)
Earnings before income taxes						90,109

Expenditures on:
Mining interest	$13,351	$5,665	$14,420	$—	$—	$33,436
Plant and equipment	2,725	2,235	12,960	—	—	17,920
Total capital expenditures	$16,076	$7,900	$27,380	$—	$—	$51,356

Total assets	$501,032	$194,315	$420,113	$124,299	$313,647	$1,553,406
Total liabilities	$135,091	$44,260	$122,853	$32,104	$13,304	$347,612

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 AND 2018
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

As at and for the six months ended June 30, 2018
	Macassa Mine	Holt Complex	Fosterville	Northern Territory	Corporate and other	Total
Revenue	$153,725	$78,577	$180,588	$—	$—	$412,890
Production costs	(52,748)	(44,240)	(40,989)		—	(137,977)
Royalty expense	(4,183)	(4,443)	(3,609)	—	—	(12,235)
Depletion and depreciation	(22,195)	(11,963)	(25,999)	(275)	—	(60,432)
Earnings (loss) from mine operations	74,599	17,931	109,991	(275)	—	202,246
Expenses
General and administrative	—	—	—	—	(16,228)	(16,228)
Exploration and evaluation	(2,099)	(3,514)	(11,652)	(15,201)	—	(32,466)
Care and maintenance	—	(817)	—	(222)		(1,039)
Earnings (loss) from operations	72,500	13,600	98,339	(15,698)	(16,228)	152,513
Other income (loss)						9,654
Finance items
Finance income						1,661
Finance costs						(1,831)
Earnings before income taxes						161,997

Expenditures on:
Mining interest	$24,468	$12,666	$26,486	$—	$—	$63,620
Plant and equipment	4,059	5,613	17,492	—	—	27,164
Total capital expenditures	$28,527	$18,279	$43,978	$—	$—	$90,784

Total assets	$501,032	$194,315	$420,113	$124,299	$313,647	$1,553,406
Total liabilities	$135,091	$44,260	$122,853	$32,104	$13,304	$347,612

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 AND 2018
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

The following table shows non-current assets by geographic region:

	Non-current assets
	As at
	June 30, 2019	December 31, 2018
Geographic information
Australia	$622,183	$571,569
Canada	857,620	740,679
Total	$1,479,803	$1,312,248

The following table summarizes sales to individual customers exceeding 10% of annual metal sales for the following periods:

	Metal sales
	Three months ended June 30, 2019	Three months ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
Customer
1	$177,256	$97,687	$349,885	$179,662
2	46,463	51,946	98,552	90,452
3	34,401	49,645	86,573	90,305
4	—	—		45,630
Total	$258,120	$199,278	$535,010	$406,049
% of total sales	92%	93%	91%	98%

The Company is not economically dependent on a limited number of customers for the sale of its product because gold can be sold through numerous commodity market traders worldwide. The customers differ in the three and six months ended June 30, 2019 and 2018.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 AND 2018
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

16. FINANCIAL INSTRUMENTS

Carrying values of financial instruments

The carrying values of the financial assets and liabilities at June 30, 2019 and December 31, 2018 are as follows:

As at	June 30, 2019	December 31, 2018
Financial Assets
At fair value through profit or loss
Warrant investments	$322	$1,209

Loans and receivables, measured at amortized cost
Cash	$469,385	$332,227
Restricted cash	—	22,190
Accounts receivable (not including sales taxes)	1,744	8,794
	$471,129	$363,211

Investments in equity securities, measured at fair value through Other Comprehensive Income
Investments in equity securities	$147,082	$141,781

Financial Liabilities
At fair value through profit or loss
Share based liabilities	$6,217	$4,276
Other financial liabilities, measured at amortized cost
Accounts payable and accrued liabilities	$143,797	$125,635
Finance leases	19,149	22,224
	$169,163	$152,135

Fair values of financial instruments

The fair values of cash, accounts receivable, restricted cash, accounts payable and accrued liabilities approximate their carrying values due to the short term to maturity of these financial instruments.

The fair value hierarchy of financial instruments measured at fair value on the consolidated statement of financial position is as follows:

As at	June 30, 2019	December 31, 2018
Level 1
Investments in equity securities - publicly traded	$145,936	$141,781
Share based liabilities	$6,217	$4,276

Level 2
Warrant investments	$322	$1,209

Level 3
Investments in equity securities - privately traded	$1,146	$—

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 AND 2018
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

17. RELATED PARTY TRANSACTIONS

The Company chartered an aircraft owned by a Company controlled by the ex-Chairman of the Board during the six months ended June 30, 2019, in which the total expense was $68 (year ended December 31, 2018 - $177).

Related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.